SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: May 19, 2010
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑

     On May 19, 2010, Navios Maritime Holdings Inc. (“Navios Holdings”) announced that it has made the initial payment with respect to its recently announced acquisition of 11 product and chemical tanker vessels. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
     On May 20, 2010, Navios Holdings announced that it has agreed to sell the Navios Pollux, a 180,727 dwt Capesize vessel to Navios Maritime Partners L.P. for $110.0 million in cash. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.
     This information contained in this Report is hereby incorporated by reference into Navios Holdings’ Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-165754 and on Form S-8, File No. 333-147186.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: May 25, 2010

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated May 19, 2010

99.2	Press Release dated May 20, 2010